LIST OF SUBSIDIARIES

Name of consolidated	State or other jurisdiction of incorporation or organization	Date of incorporation or formation (date of acquisition, if applicable)	Attributable Interest
subsidiary or entity

Community Economic Development Capital, LLC	California	9/16/2020	100%
Alpharidge Capital, LLC	California	8/18/2019	100%
Opportunity Zone Capital, LLC	California	2/18/2020	100%
Alpharidge Capital, LLC	California	2/8/2020	100%
Cannabinoid Biosciences, Inc.	California	9/16/2020	96%